UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: August 3, 2021

(Date of earliest event reported)

MARVELL TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40357	85-3971597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(Address of principal executive offices, including Zip Code)

(302) 295-4840

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	MRVL	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).                             Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

The information in Item 2.02 of this Current Report, including the accompanying Exhibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of Section 18. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language contained in such filing.

On August 3, 2021, Marvell Technology, Inc. (“Marvell”) issued a press release reporting its preliminary estimate of its second quarter fiscal 2022 revenue range. These preliminary financial results are based upon Marvell’s good faith estimates, are subject to completion of Marvell’s financial closing procedures, and may be subject to change. A copy of the press release is furnished herewith as Exhibit 99.1 and the information under the heading “Marvell Preliminary Second Fiscal Quarter 2022 Results” is deemed furnished and not filed.

Item 8.01	Other Events.

On August 3, 2021, Marvell issued a press release announcing a definitive agreement, under which it will acquire Innovium, Inc. in an all-stock transaction. Under the terms of the definitive agreement, Innovium shareholders will receive $1.1 billion in consideration consisting of approximately 19.05 million shares of Marvell Common Stock that will be issued in aggregate in exchange for all outstanding equity of Innovium, including shares of Innovium’s Preferred and Common Stock, employee equity awards, warrants and other rights of Innovium. The acquisition price of $1.1 billion is based on Marvell’s 10-day VWAP as of July 30, 2021. The acquisition price includes Innovium cash and exercise proceeds expected at closing of approximately $145 million, resulting in a net cost to Marvell of $955 million. The board of directors of both companies have approved the transaction. The transaction is expected to close by the end of calendar 2021, subject to the satisfaction of customary closing conditions, including approval by Innovium’s shareholders and applicable regulatory approvals. A copy of the press release is filed herewith as Exhibit 99.1; provided that, as described in Item 2.02 above, information under the heading “Marvell Preliminary Second Fiscal Quarter 2022 Results” is deemed furnished and not filed.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

99.1	Press Release dated August 3, 2021, titled “Marvell to Acquire Innovium - Accelerates Cloud Growth with Expanded Ethernet Switching Portfolio”

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

Marvell will file with the SEC a registration statement on Form S-4, which will include a prospectus of Marvell. Investors are urged to carefully read the registration statement and other relevant documents to be filed with the SEC in their entirety when they become available because they will contain important information about Marvell, Innovium, the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Marvell’s website at https://investor.marvell.com/sec-filings.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Innovium, including statements regarding the benefits of the transaction and expected synergies, the anticipated timing of the transaction and the products and markets of each company and statements regarding Marvell’s expectations regarding its second quarter of fiscal 2022 revenue outlook. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Innovium and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on Innovium’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Innovium or Marvell and potential difficulties in Innovium employee retention as a result of the transaction, (vi) risks related to diverting management’s attention from Marvell’s ongoing business operations, (vii) risks arising from any legal proceedings that may be instituted against Marvell or against Innovium related to the merger agreement or the transaction, (viii) the ability of Marvell to successfully integrate Innovium’s operations and product lines, (ix) the ability of Marvell to implement its plans, forecasts, and other expectations generally or with respect to Innovium’s business after the completion of the proposed transaction and realize the anticipated synergies and cost savings in the time frame anticipated or at all, (x) the risk of downturns in the highly cyclical semiconductor industry, (xi) Marvell’s or Innovium’s failure to achieve expected revenues and forecasted demand from customers, (xii) risks relating to the value of the Marvell’s shares to be issued in the transaction, (xiii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets, and (xiv) changes in our actual results for the second quarter compared to our preliminary estimates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the business of Marvell described in the “Risk Factors” section of Marvell’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Marvell from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Marvell does not give any assurance that either Marvell or Innovium will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARVELL TECHNOLOGY, INC.

Date: August 3, 2021	By:	/s/ Jean Hu
Jean Hu
Chief Financial Officer

Exhibit 99.1

Marvell to Acquire Innovium - Accelerates Cloud Growth with

Expanded Ethernet Switching Portfolio

•	Innovium’s leading cloud-optimized switches to complement Marvell’s extensive Ethernet offerings

•	Broadens Marvell’s portfolio of silicon solutions targeting cloud data centers

•	Expected to add $150 million in incremental revenue in fiscal 2023

•	Transaction expected to be neutral to Marvell’s non-GAAP earnings per share in the first full quarter after the transaction closes, and accretive in the first full fiscal year thereafter

SANTA CLARA, Calif. and San Jose, Calif., August 3, 2021/PRNewswire/: Marvell Technologies, Inc. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Innovium, Inc., a leading provider of networking solutions for cloud and edge data centers, today announced a definitive agreement, under which Marvell will acquire Innovium in an all-stock transaction.

Marvell has an extensive portfolio of Ethernet switch semiconductor solutions with a strong and growing position in the enterprise and carrier segments it services with a broad portfolio of feature-rich products. Given Marvell’s growing momentum in the cloud data center market, which was further enhanced with the recent acquisition of Inphi, developing dedicated high radix, performance optimized switch silicon for use in hyperscale data centers is of growing strategic importance.

Innovium’s TERALYNXTM switching architecture delivers the ultra-low latency, optimized power, high performance, and innovative telemetry that are critical in today’s cloud-scale data centers. The company has steadily grown to become a strong supplier in the merchant cloud semiconductor switching market. The planned acquisition of Innovium allows Marvell to immediately participate in the fastest growing segment of the switch market with a cloud-optimized solution.

Going forward, Innovium has been selected to become a significant supplier at a Tier 1 cloud customer, and this is expected to drive a significant revenue ramp in calendar 2022. In addition, Innovium is currently engaged with several other leading cloud data center customers in building out their future network architectures.

By calendar 2026, the data center market for merchant Ethernet switch silicon is estimated to grow to approximately $2 billion at a 15% CAGR. Marvell’s scale and leading technology platform will enable the extended team to accelerate their roadmap in this large and fast-growing market.

The future architecture of the cloud data center will be more connected than ever – with optics forming the interconnect fabric. With the broadest technology platform in the industry, Marvell is positioned to become a leader in cloud data center solutions, including:

•	High-speed Electro-Optical PAM4 and Coherent DSP chipsets

•	Pluggable COLORZTM DCI modules

•	OCTEONTM-based DPUs for security, offload, and acceleration

•	Custom Arm-based server CPUs

•	Full custom ASICs

•	BraveraTM Flash and HDD-based storage

•	And on closing the acquisition of Innovium, cloud-optimized Ethernet switches

This portfolio positions Marvell as the semiconductor solutions partner of choice for the cloud.

The addition of Innovium will provide Marvell with incremental engineering resources to focus on cloud optimized silicon through the TERALYNXTM platform as the 9K product family, while continuing to drive its PresteraTM 2K to 8K product families for the enterprise and carrier switch market. Dedicated architectures will accelerate Marvell’s ongoing growth in the 5G, cloud, enterprise, and automotive end markets, which all leverage Marvell’s Ethernet platform.

Marvell expects the acquisition of Innovium will enable the addition of approximately $150 million in incremental revenue next fiscal year.

The transaction is expected to be neutral to Marvell’s non-GAAP earnings per share in the first full quarter after the transaction closes, and accretive in the first full fiscal year thereafter.

Innovium Chief Technology Officer and Founder Puneet Agarwal, who has more than 20 years of experience in defining and architecting groundbreaking products, will join Marvell after close of the transaction. He will be joined by the talented team from Innovium who will continue to drive the cloud-optimized switch program within the combined company. Innovium CEO Rajiv Khemani will serve as an advisor to Marvell post close.

“Our acquisition of Innovium and its complementary offerings further extends Marvell’s leadership in the cloud, and I am excited that Innovium has secured significant share at a marquee cloud customer,” said Matt Murphy, President and CEO of Marvell. “Innovium has established itself as a strong cloud data center merchant switch silicon provider with a proven platform, and we look forward to working with their talented team who have a strong track record in the industry for delivering multiple generations of highly successful products.”

“The Innovium vision is centered on delivering breakthrough switch silicon and choice for next-generation cloud and edge data centers. Bringing technology leadership and customer-focused innovation to the market is what drives our team every day,” said Rajiv Khemani, CEO and Founder of Innovium. “I want to recognize and thank our valued employees for their passion, commitment, and outstanding execution. We are excited to join Marvell and accelerate the growth of our business, partnerships, and solution value, while contributing to the company’s fast-growing cloud opportunity.”

Transaction Structure and Terms

Under the terms of the definitive agreement, Innovium shareholders will receive $1.1 billion in consideration consisting of approximately 19.05 million shares of Marvell Common Stock that will be issued in aggregate in exchange for all outstanding equity of Innovium, including shares of Innovium’s

Preferred and Common Stock, employee equity awards, warrants and other rights of Innovium. The acquisition price of $1.1 billion is based on Marvell’s 10-day VWAP as of July 30, 2021. The acquisition price includes Innovium cash and exercise proceeds expected at closing of approximately $145 million, resulting in a net cost to Marvell of $955 million. The board of directors of both companies have approved the transaction. The transaction is expected to close by the end of calendar 2021, subject to the satisfaction of customary closing conditions, including approval by Innovium’s shareholders and applicable regulatory approvals.

Call/Webcast to Discuss Transaction

Interested parties may join a conference call Tuesday August 3, 2021 at 06:00 AM Pacific Time to discuss the transaction by dialing 1-888-317-6003 in the U.S. or 1-412-317-6061 internationally, with the conference ID 6743850. A webcast of the call can be accessed by visiting Marvell’s investor relations website. A replay will be available until August 10, 2021 by dialing 1-877-344-7529 or 1-412-317-0088, replay ID 10159388.

Marvell Preliminary Second Fiscal Quarter 2022 Results

Based on preliminary financial information, Marvell expects its second quarter revenue to be in the range of $1,065 million +/- 1.5%. Further information regarding second fiscal quarter results will be released on August 26, 2021 at 1:45 p.m. Pacific Time. The preliminary revenue results are unaudited, based on information available to management as of the date of this release, and may be subject to further changes upon completion of Marvell’s standard quarter closing procedures. Actual results may differ materially from these preliminary results because of the completion of quarter-end closing procedures, final adjustments and other developments arising between now and the time that Marvell financial results are finalized. This update does not present all necessary information for an understanding of Marvell’s financial condition as of July 31, 2021, or its results of operations for the quarter ended July 31, 2021. Until Marvell reports its full financial results on August 26, 2021, the preliminary revenue expectations described in this press release are estimates only and are subject to revisions that could differ materially.

About Marvell

To deliver the data infrastructure technology that connects the world, we’re building solutions on the most powerful foundation: our partnerships with our customers. Trusted by the world’s leading technology companies for 25 years, we move, store, process and secure the world’s data with semiconductor solutions designed for our customers’ current needs and future ambitions. Through a process of deep collaboration and transparency, we’re ultimately changing the way tomorrow’s enterprise, cloud, automotive, and carrier architectures transform—for the better.

About Innovium

Innovium is a leading provider of high performance, innovative switching silicon solutions for Cloud and Edge data centers. Innovium’s TERALYNX family delivers software compatible products ranging from 1Tbps to 25.6Tbps with unmatched telemetry, low latency, programmability, and large buffers, and a feature rich architecture that scales to 100Tbps+. Innovium’s products have been selected and validated by market-leading OEM, Cloud, and ODM customers. The company is headquartered in Silicon Valley, California and is backed by leading venture capital firms including Greylock, WRVI, Capricorn, Premji Invest, BlackRock, DFJ Growth, DAG, Qualcomm Ventures, S-Cubed and Redline.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@Marvell.com

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

Marvell will file with the SEC a registration statement on Form S-4, which will include a prospectus of Marvell. Investors are urged to carefully read the registration statement and other relevant documents to be filed with the SEC in their entirety when they become available because they will contain important information about Marvell, Innovium, the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Marvell’s website at https://investor.marvell.com/sec-filings

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Innovium, including statements regarding the benefits of the transaction and expected synergies, the anticipated timing of the transaction and the products and markets of each company and statements regarding Marvell’s expectations regarding its second quarter of fiscal 2022 revenue outlook. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Innovium and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on Innovium’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Innovium or Marvell and potential difficulties in Innovium employee retention as a result of the transaction, (vi) risks related to diverting management’s attention from Marvell’s ongoing business operations, (vii) risks arising from any legal proceedings that may be instituted against Marvell or against Innovium related to the merger agreement or the transaction, (viii) the ability of Marvell to successfully integrate Innovium’s operations and product lines, (ix) the ability of Marvell to implement its plans, forecasts, and other expectations generally or with respect to Innovium’s business after the completion of the proposed transaction and realize the anticipated synergies and cost savings in the time frame anticipated or at all, (x) the risk of downturns in the highly cyclical semiconductor industry, (xi) Marvell’s or Innovium’s failure to achieve expected revenues and forecasted demand from customers, (xii) risks relating to the value of the Marvell’s shares to be issued in the transaction, (xiii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets, and (xiv) changes in our actual results for the second quarter compared to our preliminary estimates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the business of Marvell described in the “Risk Factors” section of Marvell’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Marvell from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Marvell does not give any assurance that either Marvell or Innovium will achieve its expectations.